VIA EDGAR AND FEDERAL EXPRESS	March 12, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2009
Filed on April 30, 2009, File No. 001-32929

Set forth herein are PolyMet Mining Corp.’s (the “Company:) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2009, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2009 (the “Form 20-F”), filed with the Commission on April 30, 2009.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, the Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Year Ended January 31, 2009, page 30.

1

You indicate in the eighth paragraph that “the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet [your] obligations until [you] are able to raise capital to construct [your] mine.” Either here or in some other appropriate location in the filing, describe in reasonable detail those obligations and quantify the amount of capital you anticipate that you will have to raise to construct the mine.

RESPONSE:

At the time the Form 20-F was filed the Company believed that it would receive all required permits and commence construction at the NorthMet Project within 15 to 18 months of January 31, 2009. During this period, the Company estimated that, including debt repayment obligations, its’ cash requirements could be limited to approximately $1.2 million per month. Given this, the additional convertible debenture financing and the possibility of asset sales (tires and drill), the Company believed that it could meet all of its obligations until it commenced construction. The Company’s estimate of the capital costs to construct the NorthMet Project is disclosed on page 23 of the Form 20-F. As disclosed in the Form 20-F, $312.3 million is required to construct the initial stage of production and $601.9 million for the full project.

Trend Information, page 31

2

We note your disclosure under Items 5.C and 5.D, for example, that the information required by Form 20-F is “not applicable”. In future filings, please limit the use of “not applicable” to indicate only Form 20-F item requirements that do not apply to the Company, rather than using “not applicable” to indicate that the Company has not disclosure to report.

RESPONSE:

In future filings the Company will limit the use of “not applicable” to indicate only Form 20-F item requirements that do not apply to the Company.

Item 6.A Directors and Senior Management, page 34

3

We note the sentence regarding Mr. Forrest’s directorship of AB Airlines that follows the biographical information provided for Mr. Swearingen. In future filings, please ensure that the biographical information provided for each individual is properly located.

RESPONSE:

In future filings the Company will ensure that the biographical information provided for each individual is properly located.

Controls and Procedures, Page 52 .

4

We note that you concluded that your disclosure controls and procedures were effective as at January 31, 2009. Considering the Material Weakness identified in Management’s Annual Report on Internal Control over Financial Reporting under this heading, please tell us how you reached that conclusion. Please include details sufficient to understand how you have determined that these material weaknesses are unrelated to the financial information required to be included in your filings, if that is your view.

RESPONSE:

The material weakness identified by management related to the timing of the initiation of accounting for the Milestone 4 bonus shares (please refer to comment number 9 below for more details relating to these shares). This material weakness was identified in the fiscal year 2009, and at that time the Company implemented a new control to remedy the material weakness. The new control provided that the Company’s Corporate Secretary would review all Board and Committee minutes and document the impact that resolutions would have on accounting and disclosure. Since this new control was implemented in the fourth quarter of fiscal year 2009, the Company’s independent auditors did not have sufficient evidence to test the control, as a result, a material weakness relating to accounting for Milestone 4 of the Company’s share bonus plan was disclosed. The Company believes that the new control implemented in the fourth quarter of fiscal 2009 addresses this material weakness.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 4, Mineral Property, Plant and Equipment, page F-16

5

Reconcile for us the change in the net book value of Mineral Property, Plant and Equipment from January 31, 2008 to January 31, 2009 per this footnote to the amount disclosed under the line item “Purchase of mineral property, plant and equipment” in the investing section of your cash flow statement for the year ended January 31, 2009.

The requested reconciliation is set out in Appendix A to this response.

RESPONSE:

6	Provide us with a reasonably detailed analysis of the items making up the increase in mineral property, plant and equipment from January 31, 2008 to January 31, 2009.

RESPONSE:

The analysis of items making up the increase in mineral property plant and equipment from January 31, 2008 to January 31, 2009 is set out in Appendix B to this response.

Note 7, Convertible Debt, page F-19

7

You disclose that you incurred $636,000 in financing costs related to the issuance of convertible debt and that you have recorded this amount against debt. Under US GAAP, these costs are capitalized and recorded as a separate asset to be amortized using the effective interest method over the estimated term of the debt.

Please tell us why you have not included this as a reconciling item in your disclosures of differences between Canadian and United States generally accepted accounting principles at Note 16 to the financial statements.

RESPONSE:

Under Canadian GAAP, the Company is required to accrete the convertible debt amount, net of financing costs, using the effective interest method over the estimated term of the debt. Under US GAAP, reporting a separate asset for the financing costs would not have any impact on the Company’s consolidated statement of loss, cash flows and working capital.

Note 8, Share Capital, page F-20

8

We note your disclosure explaining that on October 10, 2008, you agreed to exchange 8,020,000 warrants issued to participants in the April 2007 private placement for two sets of 4,010,000 warrants with modified exercise provisions. We also note that your disclosure indicates that you have calculated the incremental increase in the fair value of the warrants due to the warrant exchange to be $544,000 and have recorded this amount within equity as a debit to share capital and credit to contributed surplus. As it appears that additional value has been conveyed that was not contemplated in the original April 2007 private placement, please tell us why this event did not trigger expense recognition for purposes of determining your US GAAP results.

RESPONSE:

The Company believes that the modification of the exercise provisions of the warrants were inducements to existing equity holders. Since this transaction was with equity holders, under Canadian GAAP the fair value of the inducement was recorded in equity and not in the income statement. It is the Company’s understanding that US GAAP is silent on this type of event. As a result, the Company has looked to Canadian GAAP for its US GAAP treatment.

Note 14, Contingent Liabilities and Commitments, page F-31

9

We note the disclosure under (a)(iv) indicating that you accrued amounts related to Milestone 4 during the year ended January 31, 2009. However, based on disclosure under (a)(iii), it appears that the triggering event for Milestone has not been reached yet. In view of this, explain your basis for accruing this amount.

Under Canadian GAAP, a company should recognize compensation costs for stock related awards when the company concludes that it is probable that the performance condition will be achieved.

Under Canadian law, the awards to be issued in connection with Milestone 4 must be approved by the Company’s disinterested shareholders. Prior to the Company’s annual meeting of shareholders in June 2008, the awards to be issued in connection with Milestone 4 had not been approved by the Company’s disinterested shareholders, and, as such, no accounting occurred prior to that time. At the annual meeting of shareholders in June 2008, the Company’s disinterested shareholders approved the contingent awards to be issued in connection with Milestone 4. As a result of the approval of the awards by the Company’s disinterested shareholders, the existence of proven and probable mineral reserves and the probability that the performance condition for Milestone 4 would be achieved, the Company began to amortize the cost of the awards to be issued in connection with Milestone 4 over the period from June 2008 to the expected date when the performance condition would be met.

10

Explain to us your basis for capitalizing the entire amount of the accrual under Milestone 4 to mineral property, plant and equipment. As part of your response, identify, and describe the role of, each party receiving bonus shares under Milestone 4.

RESPONSE:

The Company capitalized the entire amount of the accrual under Milestone 4 to mineral property, plant and equipment because Milestone 4 consists of the commencement by the Company of commercial production at the NorthMet Project. The Company is currently in the development stage and is capitalizing all costs related to enabling it to enter commercial production at the NorthMet Project. The parties who were to receive bonus shares under Milestone 4 as at January 31, 2009 are:

William Murray – Executive Chairman – involved in the development of the NorthMet Project and negotiations with Glencore relating to financing and off-take agreements.

George Molyviatis – Director – involved with interim and construction financing.

W. Ian. L. Forrest – Director – involved with interim and construction financing.

James Swearingen – Director – involved with NorthMet Project land related issues and the Company’s relationship with Cleveland Cliffs.

David Dreisinger – Director and Consultant relating to the proposed hydrometallurgical processing plant.

Joseph Scipioni – President and CEO (involved in every aspect of the NorthMet Project) as well as Director

James Scott – Consultant primary to the Company’s Environmental Impact Study and permitting process.

Don Hunter – Consultant primary to determination of mineral reserves and resources as well as mining methods.

Engineering Comments

Mineral Resources and Reserves, page 20

11

We note that you disclose an increase in proven and probable reserves. Please forward to our engineer as supplemental information your May 2008 DFS Update that establishes the legal, technical and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or a 33 act filing pursuant to Rule 418(a) and (b) of Regulations C or for a 34 Act filing, Rule 12b-4 of the Exchange Act. The information required includes, but is not limited to:

	•	Property and geologic maps

	•	Description of your sampling and assay procedures

	•	Drill-hole maps showing drill intercepts

	•	Representation geologic cross-sections and drill logs

	•	Description and examples of your cut-off calculation procedures

	•	Cutoff grades used for each category of your reserves and resources

	•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

	•	A detailed description of your procedures for estimating reserves

	•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

	•	A detailed permitting and government approval schedule for the project particularly identifying the primary environmental or construction approval(s) and your current location on the schedule.

RESPONSE:

The Company’s response to this comment will be provided under separate cover.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 248-0939 if you have any questions or comments regarding the foregoing responses.

Yours truly,

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer

Appendix A
PolyMet Mining Corp.
Mineral Property, Plant and Equipment Continuity
January 31, 2008 to January 31, 2009
($000's)

NorthMet Property - January 31, 2008		64,766
Other Mineral Property, Plant and Equipment - January 31, 2008		253
Mineral Property, Plant and Equipment - January 31, 2008		65,019

Cash expenditures		22,776

Non-cash expenditures
Change in related accounts payable	(518)
Convertible debt capitalization	(301)
Long-term debt capitalization	478
Asst retirement obligation-non-cash	340
Stock-based compensation	1,335
Bonus share accrual	3,912
Other	26
		5,272
		93,067

NorthMet Property - January 31, 2009		92,864
Other Mineral Property, Plant and Equipment - January 31, 2009		203
Mineral Property, Plant and Equipment - January 31, 2009		93,067

Appendix B
PolyMet Mining Corp.
Mineral Property, Plant and Equipment Continuity
January 31, 2008 to January 31, 2009
(US$000's)

Mineral Property, Plant and Equipment Balance - January 31, 2008	65,019

Mineral Properties	4,423	Used drill and related parts and tires
Camp and general	1,159	Power, travel, public relations and fuel
		EPCM (URS / Washington Group), stock-based
		compensation (options and bonus shares), salaries
Consulting Fees	11,180	and consultants
		Mine Planning and Design and Infrastructure
Engineering	1,716	consultants
		Primarily related to the Draft Environmental Impact
Environmental	5,823	Study process
Mine Planning	1,471	Bateman Engineering - processing plant design
Other	2,276
	28,048
Mineral Property, Plant and Equipment Balance - January 31, 2009	93,067